UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On September 17, 2020, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that (i) CEMEX Finance LLC issued a notice of full redemption with respect to CEMEX Finance LLC’s 4.625% Senior Secured Notes due 2024 (the “4.625% Notes”) and (ii) CEMEX issued a notice of full redemption with respect to CEMEX’s 6.125% Senior Secured Notes due 2025 (the “6.125% Notes”).

The aggregate principal amount of the 4.625% Notes being redeemed is €185,000,000, which represents the total aggregate principal amount of 4.625% Notes expected to be outstanding following a previously announced partial redemption by CEMEX Finance LLC of €215,000,000 of 4.625% Notes scheduled for October 9, 2020. Such remaining 4.625% Notes are expected to be redeemed on October 19, 2020.

The aggregate principal amount of the 6.125% Notes being redeemed is U.S.$750,000,000.00 of the U.S.$750,000,000.00 aggregate principal amount of 6.125% Notes outstanding as of the date of this report. The 6.125% Notes are expected to be redeemed in full on October 16, 2020.

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential.” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations contained in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	September 17, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller